Filed by Gammon Gold Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Capital Gold Corporation

Commission File No.: 001-34618

This filing, which includes (i) materials used in a presentation held on November 8, 2010 for investors and (ii) materials posted on the website of Gammon Gold Inc. on November 8, 2010 regarding the financial results for the fiscal quarter ended September 30, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Capital Gold Corporation stockholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate Capital Gold Corporation’s businesses into those of Gammon Gold Inc. in a timely and cost-efficient manner; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; and the outcome of pending litigation related to the proposed acquisition of Capital Gold Corporation. Additional factors that could cause Gammon Gold Inc. and Capital Gold Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F, as amended by Amendment No. 1 to Annual Report on Form 40-F/A, for Gammon Gold Inc. and the Annual Report on Form 10-K of Capital Gold Corporation for the fiscal year ended July 31, 2010 filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

The proposed merger transaction involving Gammon Gold Inc. and Capital Gold Corporation will be submitted to Capital Gold Corporation’s stockholders for their consideration. Gammon Gold Inc. and Capital Gold Corporation have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Stockholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Stockholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about Gammon Gold Inc. and Capital Gold Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to Gammon Gold, Inc., Investor Relations, 1701 Hollis Street, Suite 400, Founders Square, P.O. Box 2067, Halifax, Nova Scotia, B3J 2Z1, Canada, or to Capital Gold Corporation, Investor Relations, 76 Beaver Street, 14th floor, New York, New York 10005.

Gammon Gold Inc., Capital Gold Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Gammon Gold Inc.’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2009, which was filed with the SEC on March 30, 2010, as amended by Amendment No. 1 to Annual Report on Form 40-F/A, which was filed with the SEC on May 13, 2010, in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the SEC on April 15, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on November 4, 2010. Information regarding Capital Gold Corporation’s directors and executive officers is available in Capital Gold Corporation’s proxy statement for its most recent annual meeting, which was filed with the SEC on December 14, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on November 4, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING ARE MATERIALS USED IN A PRESENTATION HELD ON NOVEMBER 8, 2010 FOR INVESTORS

Gammon Gold Inc.

2010 FINANCIAL RESULTS CONFERENCE CALL & WEBCAST

November 8, 2010

Gammon Gold Inc.

WELCOMING REMARKS

René Marion, President & CEO

Gammon Gold Inc.

Forward Looking Statements

Forward Looking Statements

This presentation includes certain “forward-looking statements” or “forward-looking information”. Allstatements, other than statements of historical fact, included in this presentation are forward-looking statements that involve risks and uncertainties. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “forecast”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions inrespect of gold and silver and gold equivalent production and prices, cash and operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses, anticipated 2010 year-end and 2011 results, our ability to fully fund our business model, including our capital and exploration program, internally, anticipated 2010 year-end and 2011interim and annual gold and silver production and the cash and operating costs associated with the same, the ability to achieve productivity and operational efficiencies, the ability toachieve cash flow margin improvements, the ability to complete further reduction in the open pitstripping ratio, the ability to develop and put into production our exploration targets and the timing of each thereof, the acquisition of Capital Gold (the “Acquisition”) including whether the completion of the Acquisition will ultimately occur, whether the anticipated synergies of the proposed acquisition will occur, incorrect assessment of the value of the properties of Capital Gold and failure to obtain the required security holder, regulatory, third party and other approvals and the out come of any pending litigation related to the Acquisition. Forward-looking statements are necessarily base dupon anum berof estimate sand assumptions that, while considered reasonable by Gammon Gold, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluation sand changes in project parameters as plans continue to be refined, future prices of gold and silver, known and unknown uncertainties and risks relating to additional fund ingrequirements, reserve and resource estimates, hedging activities, development and operating risks, illegalminers, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recentlosses and write-downs, restrictions in GammonGold’s loan facility, dependence on key employees, possible variations of or egrad eorrecovery rates, failure of plant, equipment or process to operate a santicipated, accidents and labourd isputes as well as those factors discussed in the section entitled “RiskFactors” in Gammon Gold’s Form40-FA as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differmaterially, there may be other factors that cause results not to beasanticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differmaterially from thoseanticiped insuch statements. Forward-looking statements are not guarantees of future performance. Accordingly, readers should not place un due reliance on forward-looking statements.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This presentation uses the terms “Measured”, “Indicated” and “Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. “Inferred Resources” have agreat amount of uncertainty as to their existence and as to their economic and legal feasibility. It can not be assumed that all or any part of an in ferred resource will ever be up graded to a high ercategory. Under Canadian rules, estimates of Inferred Resources may not form the basis off easibility or othere conomic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred mineral Resource exists, or is economically or legally mineable.

Welcoming Remarks

Participants:

René Marion, President & CEO

Scott Perry, CFO

Russell Tremayne, COO

Anne Day, Director of IR

Gammon Gold Inc.

Q3 2010 OPERATIONAL OVERVIEW

René Marion, President & CEO

Ocampo Production & Cash Costs

621,855 24,963 27,018 ?5,000 10,000 15,000 20,000 25,000 30,000 Q1 2010 Q2 2010 Q3 2010 Gold Production 961 1,067 1,190 800 850 900 950 1,000 1,050 1,100 ,150 1,200 Q1 2010 Q2 2010 Q3 2010 Silver Production (000’s)

OcampoProduction Q3 2010 Q2 2010 Q1 2010

Gold Ounces Produced 27,018 24,963 21,855

Silver Ounces Produced 1,189,769 1,066,998 960,817

Gold Eq. Oz. Produced (55:1)(1) 48,650 44,363 39,325

Total Cash Costs –Ocampo Q3 2010 Q2 2010 Q1 2010

Cash Costs per Gold Eq. Oz. (55:1)(1) $411 $430 $423

Cash Costs per Gold Ounce($121)($33) $8

(1)

Comparative performance metrics using the Company’s long term gold equivalency guidance ratio (55:1)

Ocampo improving quarter over quarter

On target to meet 2010 guidance for Ocampo

Ocampo Underground





Underground - Avg. TPD
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
1,377
1,500
1,596
Q1 2010
Q2 2010
Q3 2010



Total Underground Development (metres)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,903
4,744
6,546
Q1 2010
Q2 2010
Q3 2010

Santa Eduviges development progressing
Anticipated ore production by end of Q4

7

Ocampo Open Pits

893,730103,11797,992020,00040,00060,00080,000100,000 Q1 2010 Q2 2010 Q3 2010 Open Pits –Avg. TPD0.971.011.460.400.600.801.001.201.40 Q1 2010 Q2 2010 Q3 2010 Avg. Head Grade (Aue 55:1)

September productivity of 108,554 tpd was best ever monthly result  from the open pits

Ocampo Mill

92,920 3,182 3,113 ?500 1,000 1,500 2,000 2,500 3,000 Q1 2010Q2 2010Q3 2010

Mill Tonnes per Day3.53 3.50 3.87 2.00 2.20 2.40 2.60 2.80  3.00 3.20 3.4 3.60 3.80 4.00 Q1 2010Q2 2010Q3 2010

Mill Grade (Aue 55:1)

The fourth filter press is currently being commissioned and will complete the redundancy program at the  mill facility

Ocampo Heap Leach

107,32810,0176,83002,0004,0006,0008,00010,00012,000Q1 2010Q2 2010Q3 2010Heap Leach Stacked TPD0.720.810.94-0.10

0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1.00 Q1 2010Q2 2010Q3  2010Average Grade Gold Eq. (55:1)

The conversion of the heap leach facility to a valley fill  design mitigated the impact of the above average seasonal rainfall.

Recent Highlights

Growth>Signed Definitive Merger Agreement to acquire Capital Gold Corporation

>Strategic investment in CorexGold Corporation

>Acquired a new block of 3 claims on the west side of  Ocampo

>Announced 3 new drill targets at the Venus property

Finance>Expanded and enhanced credit facility for up to $100M

Reserves>Three new discoveries added 128k gold eq.* oz to Reserves  at Ocampo

* NI 43?101 compliant reserve tables are provided in the Appendix  section of this presentation

Gammon Gold Inc.

Q3 2010 FINANCIAL OVERVIEW

Scott Perry, CFO

Consolidated Production & Cash Costs

Consolidated Production Q3 2010 Q2 2010 Q1 2010 YTD

Gold Ounces 27,018 29,231 28,431 84,680

Silver Ounces 1,189,769 1,280,201 1,284,071 3,754,041

Gold Eq. Oz. (55:1)(1) 48,650 52,506 51,778 152,934

Consolidated Cash Costs Q32010 Q2 2010 Q1 2010 YTD

TotalCash Costs per goldeq. oz.(55:1)(1) $419 $494 $490 $469

Total Cash Costs per goldoz.($108) $70 $125 $33

AverageRealized gold price $1,230 $1,201 $1,107 $1,179

AverageRealized gold price $19.19 $18.47 $16.81 $18.12

(1)

Comparative performance metrics using the Company’s long term gold equivalency guidance ratio (55:1)

28,43129,23127,01810,00012,00014,00016,00018,00020,00022,00024,00026,00028,00030,000 Q1 2010 Q2 2010 Q3 2010Gold Production1,2841,801,19002004006008001,0001,2001,400 Q1 2010 Q2 2010 Q3 2010Silver Production (000’s)

Consolidated cash costs include El Cubo

Q3 2010 Financial Performance

ConsolidatedFinancial Results Q3 2010 Q2 2010 Q1 2010

Revenue (thousands) $55,518 $57,044 $54,687

Earnings before other items (per share) $0.08 $0.08 $0.09

Net earnings/loss (per share) $0.05($1.30) $0.01

Cash from operations (millions) $31.2 $15.7 $15.0

Cash from operations(per share) $0.23 $0.11 $0.11

Net freecash flow (millions) $3.9($12.9)($7.8)

Cash on hand (millions) $107.0 $102.7 $125.0

Excluding $4.9M loss related to El Cubo costs, earnings before  other items of $16M ($0.12/ps)

Excluding $4.0M cash flows related to El Cubo, cash from operations  was $35.2M ($0.25/ps)

Excluding $5.9M net loss related to El Cubo, net earnings were  $13.4M ($0.10/ps)

Strong positive operating cash flow –12thquarter of positive operating  cash flow

Positive net free cash flow ?Capital programs largely complete

Record cash margins

Expanded and enhanced revolving line of credit of up to $100M

Unit cost performance remains strong

2010 YTD Cash Flow Overview

Year to Date Cash Flow(US$000’s)

250,000

200,000

150,000

100,000

50,000

0

128,977

83,142

8,394

62,510

17,443

10,775

19,478

3,309

106,998

Opening Cash

Mine Site OCF

Option Conversions

Capital Expenditure

Exploration

Strategic Investments

G & A & Others

Debt Repayments

Closing Cash

Gammon Gold Inc.

Credit Facility

Enhanced facility of up to $100M: >Syndicate of Bank of Nova  Scotia and SociétéGénérale

>$75M facility that can be increased to $100M

>3 year term

>Repayable at maturity

>LIBOR plus 325?375bp

>No operational covenants

>No restriction on the use of proceeds

Gammon Gold Inc.

EXPLORATION UPDATE

René Marion, President & CEO

Ocampo Exploration

Gammon Gold Inc.

Underground Targets

- 64,832m drilled to Sept. 30/10
- Added 40,000m in H2/10
- Santa Eduviges – new Reserves of 44,961 gold eq. ounces (1)(2)(3)
- Santa Eduviges is a second underground mine located 2 km from the NE underground
- Belen/Santa Juliana – new reserves of 50,529 gold eq.(1)(2)(3)
- Increased drills from 4 to 6



NE Underground
JESUS MARIA
DRILL #5 ARRIVED OCT 6/10
DRILL #2
SAN AMADO
ST EDUVIGES/VETA LIBRE
DRILL #4
Santa Eduviges
2nd underground mine
ROSARIO
DRILL #1
AVENTURERO SE
STA JULIANA
DRILL #1
DRILL #3
BELEN

(1) Using the Company's long term gold equivalency guidance ratio (55:1)
(2) NI 43-101 compliant reserve tables are provided in the Appendix section of this presentation
(3) Reserves as of June 30, 2010

Gammon Gold Inc.

Ocampo Exploration

PLAZA GALLOS

REFUGIO

PICACHO

CONICO

ESTRELLA

22,716m drilled to Sept. 30/10

Added 35,000m in H2/10

Los Molinos new Reserves of 32,260 gold eq. ounces(1)(2)(3)

Increased drills from 4 to 7

Open Pit Targets

(1) Using the Company’s long term gold equivalency guidanceratio(55:1)

(2) NI43-101 compliant reservetables are provided in the Appendix section of this presentation

(3) ReservesasofJune30,2010

Gammon Gold Inc.

Option to purchase a 100% interest

43,229 hectare property

Possible extensions of Pinos Altos and Frisco

Los Jarros Property

Venus & Los Jarros

Venus Property

Option to purchase a 100% interest

4,574 hectare property

Potential extensions of the Pinos Altos trend

A drilling program is targeted for Q4, 2010

Three targets identified for follow up:La Boleta

Roncesvalle

Santo Nino

O campo

4.2 Moz

Aueq

Venus

Los Jarros

La Boleta

Roncesvalle

Santo Nino

AGNICO 6.7 Moz Aueq

FRISCO 2.0 Moz AuEq

Jarros StSe3d Au Geochem

<2.00

2.00 – 10.00

10.00 – 30.00

30.00 – 100.00

>100.00

745000

750000

755000

760000

765000

770000

775000

780000

3095000

3100000

3105000

3110000

3115000

3120000

3125000

3130000

3135000

3140000

Gammon Gold Inc.

Q&A SESSION

Q3 2010 Conference Call

Gammon Gold Inc.

APPENDIX

Q3 2010 Conference Call

Gammon Gold Inc.

Ocampo Mine –2010 Production Outlook

Production:

2010

Gold Ounces

100,000 to 110,000

Silver Ounces

4,400,000 to 4,950,000

Gold Equivalent(1)

180,000 to 200,000

Cash Cost per Gold Equivalent Ounce(1)(2)

$410 to $435

1.Assumes a 55:1 gold to silver ratio

2.Assumes a foreign exchange rate of 12.5 Mexican pesos to one  U.S. dollar

Ocampo Production Outlook

Gammon Gold Inc.

2010 New Discovery Reserve Additions

Notes to Mineral Resources and Reserves Tables:

1.Gold equivalent calculations us ethere serve metal prices of $945/ oz for gold and $15.20/oz for silver for ag old to silver ratio of 62.17:1.

2. Reserves additions have been calculated in accordance with NI43-101, as required by Canadian securities regulatory authorities. Inaddition, while the terms “Measured”, “Indicated and “Inferred” Mineral Resources are required pursuant to NI43-101, the SEC does not recognize such terms. Canadianst and ardsdiffer significantly from the requirement sof the SEC, and Mineral Resources disclose dinaccordance with the requirements of the SEC. Investors should understand that “Inferred” Mineral Resources have agreat amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Inaddition, investors are cautioned not to assume that any part or all of Gammon’s Mineral Resources constitute or will be converted in to Reserves.

3.MineralReservesadditionshavebeencalculatedasatJune30,2010.

4.Graderepresentsanaverage,weightedbyreferencetotonsoforetypewhereseveralrecoveryprocessesapply.

5.The metall urgical recovery applicable for each deposit and the cut-offgrades used to determine Reserves additions as at June30, 2010 areas follows:

All ores at Ocampo demonstrate similar metallurgical recoveries regardless  of whether oxides are sulfides.

6.The Los Molinas Open Pit strip ratio is 5.5:1.

7.The basis for the reserve estimation is the Learchs?Grossman pit  optimization methodology.

8.Sums may not add to totals due to rounding.

Mine Au Metallurgical

Recovery (%) Ag Metallurgical

Recovery (%) Cut?off Grade

g/t

Los Molinas Mill 96 82 >2.0

Los Molinas Pit Fine Crush 82 72 >0.7?2.0

Los Molinas Coarse Crush 60 35 >0.18?0.70

Sta. Eduviges, Sta. Juliana, Belen 96 82 2.0

Ocampo Proven & Probable Reserve Additions(2)(3)(5)(6)(8)

Gold

Gold

Silver

Gold

Mineral Category

Gold

Silver

Equivalent

Tonnes

Ounces

Ounces

Equivalent Ounces

(g/t)(4)

(g/t)(4)

(g/t)(4)

(000’s)

(000’s)

(000’s)

(000’s)(1)

Los Molinas Open Pit(7)

Proven

0.72

21

1.06

785

18

531

27

Probable

0.52

18

0.80

214

4

122

6

Total Los Molinas Proven & Probable

0.68

20

1.00

999

22

653

32

Santa Eduviges Underground

Proven

4.18

85

5.56

197

26

540

35

Probable

2.42

52

3.26

94

7

158

10

Total Sta. Eduviges Proven & Probable

3.61

75

4.82

290

34

698

45

Santa Juliana/Belen Underground

Proven

2.39

254

6.47

81

6

665

17

Probable

1.91

219

5.43

192

12

1,354

34

Total Sta. Juliana/Belen Proven & Probable

2.05

229

5.74

274

18

2,019

51

Total Proven Additions

1.49

51

2.30

1,064

51

1,736

79

Total Probable Additions

1.41

102

3.05

500

23

1,634

49

Total Additions

Proven & Probable

1.46

67

2.54

1,563

74

3,370

128